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SECUR 09056473 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 2972 8

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01- 01- 2008__ AND ENDING __12- 31- 2008__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Frederick J. Pilgrim dba Pilgrim Financial Services*

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__8622 Swan St.__
(No. and Street)

__Kalamazoo__   __MI__   __49009__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Frederick J. Pilgrim__   __269-372-1829__
                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Robert L. Pastine__
(Name – *if individual, state last, first, middle name*)

__802 Main St.__ __Toms River__   __NJ__   __08953__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/17

OATH OR AFFIRMATION

I, _Frederick J. Pilgrim_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Pilgrim Financial Services_ , as of _Dec. 31_ , 20_08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Frederick J. Pilgrim
Signature

DIR. - OWNER
Title

[Notary signature]
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Annual Report - 2008

FORM X-17A-5	FOCUS REPORT
	(Financial and Operational Combined Uniform Single Report)
	Part IIA Quarterly 17a-5(a)
	INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⊙   Alternate ○ [0011]

Name of Broker Dealer: PILGRIM FINANCIAL SERVICES [0013]

Address of Principal Place of Business: 8622 SWAN DRIVE [0020]

KALAMAZOO [0021]   MI [0022]   49009-4563 [0023]

SEC File Number: 8- 29728 [0014]

Firm ID: 13613 [0015]

For Period Beginning 1-01-2008 [0024] And Ending 12-31-2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: FREDERICK J. PILGRIM [0030]   Phone: (269)372-1829 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____ [0032]   Phone: _____ [0033]

Name: _____ [0034]   Phone: _____ [0035]

Name: _____ [0036]   Phone: _____ [0037]

Name: _____ [0038]   Phone: _____ [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]

Check here if respondent is filing an audited report   ☐ [0042]

ASSETS

Consolidated ⊙ [0198]   Unconsolidated ⊙ [0199]

		Allowable	**Non-Allowable**	**Total**
1.	Cash	9102 [0200]		9102 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities	[0160]		
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

[0170]

B.   Other securities

[0180]

8.   Memberships in exchanges:

A.   Owned, at market

[0190]

B.   Owned, at cost

C.   Contributed for use of the company, at market value

		[0650]	
			0
		[0660]	[0900]

9.   Investment in and receivables from affiliates, subsidiaries and associated partnerships

[0480]	[0670]	0 [0910]

10.   Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

[0490]	[0680]	0 [0920]

11.   Other assets

[0535]	[0735]	0 [0930]

12.   **TOTAL ASSETS**

9102 [0540]	0 [0740]	9102 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:			
	1. from outsiders		[1400]	0 [1710]
	[0970]			
	2. Includes equity subordination (15c3-1(d)) of			
	[0980]			
	B. Securities borrowings, at market value: from outsiders		[1410]	0 [1720]
	[0990]			
	C. Pursuant to secured demand note collateral agreements:			
	1. from outsiders		[1420]	0 [1730]
	[1000]			

2.   Includes equity subordination (15c3-1(d)) of

_____ [1010]

D.	Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]		[1440]	0 [1750]
20.	**TOTAL LIABLITIES**	0 [1230]		0 [1450]	0 [1760]

Ownership Equity

		Total
		9102
21.	Sole proprietorship	[1770]
22.	Partnership limited partners _____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	**TOTAL OWNERSHIP EQUITY**	*9102* [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	*9102* [1810]

STATEMENT OF INCOME (LOSS)

1-1-2008   *12-31-2008*

Period Beginning ~~10-01-2003~~   Period Ending ~~12-31-2003~~   Number of months __*12*__
        [3932]   [3933]   [3931]

REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities executed on an exchange
        [3935]

   b. Commissions on listed option transactions
        [3938]

   c. All other securities commissions
        [3939]

   d. Total securities commissions
        0 [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange
        [3945]

   b. From all other trading
        [3949]

   c. Total gain (loss)
        0 [3950]

3. Gains or losses on firm securities investment accounts
        [3952]

4. Profit (loss) from underwriting and selling groups
        [3955]

5. Revenue from sale of investment company shares
        11301 [3970]

6. Commodities revenue
        [3990]

7. Fees for account supervision, investment advisory and administrative services
        [3975]

8. Other revenue
        [3995]

9. Total revenue
        11301 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers
         [4120]

11. Other employee compensation and benefits
         [4115]

12. Commissions paid to other broker-dealers
         [4140]

13. Interest expense
         [4075]

    a. Includes interest on accounts subject to subordination agreements
         [4070]

14. Regulatory fees and expenses
         1290 [4195]

15. Other expenses
         [4100]

16. Total expenses
         1290 0 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)   *10011*

[4210]

18. Provision for Federal Income taxes (for parent only)

[4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above

[4222]

    a.   After Federal income taxes of

[4238]

20. Extraordinary gains (losses)

[4224]

    a.   After Federal income taxes of

[4239]

21. Cumulative effect of changes in accounting principles

[4225]

22. Net income (loss) after Federal income taxes and extraordinary items   *10011*

[4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items   *300*

[4211]

EXEMPTIVE PROVISIONS

25.   If an exemption from Rule 15c3-3 is claimed, identify below the section upon which
        such exemption is based

   A. (k)   (1)--Limited business (mutual funds and/or variable annuities only)   ☐ [4550]

   B. (k)   (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained   ☐ [4560]

   C. (k)   (2)(ii)--All customer transactions cleared through another broker-dealer on a   ☐ [4570]
            fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-_____ [4335A]	_____ [4335A2]	_____ [4335B]
8-_____ [4335C]	_____ [4335C2]	_____ [4335D]
8-_____ [4335E]	_____ [4335E2]	_____ [4335F]
8-_____ [4335G]	_____ [4335G2]	_____ [4335H]
8-_____ [4335I]	_____ [4335I2]	_____ [4335J]

   D. (k)   (3)--Exempted by order of the Commission   ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

9102 [3480]

2. Deduct ownership equity not allowable for Net Capital

[3490]

3. Total ownership equity qualified for Net Capital

9102 [3500]

4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

   0 [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

   0 [3525]

5. Total capital and allowable subordinated liabilities

9102 0 [3530]

6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

   0 [3540]

   B. Secured demand note deficiency

   [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges

   [3600]

   D. Other deductions and/or charges

   [3610]

   0 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

   0 [3630]

8. Net capital before haircuts on securities positions

9102 0 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments

   [3660]

   B. Subordinated securities borrowings

   [3670]

   C. Trading and investment securities:

      1. Exempted securities

      [3735]

      2. Debt securities

      [3733]

      3. Options

      [3730]

      4. Other securities

      [3734]

D.   Undue Concentration   _____ [3650]

E.   Other (List)

_____ [3736A]   _____ [3736B]

_____ [3736C]   _____ [3736D]

_____ [3736E]   _____ [3736F]
                                           0
                           _____ [3736]

                                                        _____ 0
                                                                        [3740]

10.   Net Capital   __9102__ 0
                                                                  [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A
                                                                    0
11.   Minimum net capital required (6-2/3% of line 19)   _____ [3756]

12.   Minimum dollar net capital requirement of reporting broker or dealer   __5000__
       and minimum net capital requirement of subsidiaries computed in   [3758]
       accordance with Note(A)
                                                                                __5000__ 0
13.   Net capital requirement (greater of line 11 or 12)   [3760]

                                                                                __4102__ 0
14.   Excess net capital (line 10 less 13)   [3770]

                                                                                __4102__ 0
15.   Excess net capital at 1000% (line 10 less 10% of line 19)   [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

                                                                                          0
16.   Total A.I. liabilities from Statement of   _____ [3790]
       Financial Condition

17.   Add:

       A.   Drafts for immediate credit   _____ [3800]

       B.   Market value of securities   _____ [3810]
             borrowed for which no equivalent
             value is paid or credited

       C.   Other unrecorded amounts(List)

             _____ [3820A]   _____ [3820B]

             _____ [3820C]   _____ [3820D]

             _____ [3820E]   _____ [3820F]
                                                      0
                                        _____ [3820]
                                                                    _____ 0
                                                                                    [3830]
                                                                    _____ 0
19.   Total aggregate indebtedness   [3840]

20.   Percentage of aggregate indebtedness to   % _____
       net capital (line 19 / line 10)   [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
     with Rule 15c3-1(d).   % _____
                                                                              [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0		
			[4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period

   9092 [4240]

   A. Net income (loss)

   1011 0 [4250]

   B. Additions (includes non-conforming capital of _____ [4262])

   [4260]

   C. Deductions (includes non-conforming capital of ⓐ *10000* [4272])

   10000 [4270]

2. Balance, end of period (From item 1800)

   9103 0 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period

   [4300]

   A. Increases

   [4310]

   B. Decreases

   [4320]

4. Balance, end of period (From item 3520)

   0 [4330]

ⓐ *Personal Draw*